EXHIBIT 30(d)(vi)

RIDER FOR LEVEL TERM INSURANCE BENEFIT ON DEPENDENT CHILDREN

This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data pages.

Benefit

We will pay an amount under this benefit if we receive due proof that a dependent child died: (1) before the term insurance provided by the benefit on his or her life ends; and (2) while this contract is in force and not in default past the last day of the grace period. But our payment is subject to all the provisions of the benefit and of the rest of this contract.

The phrase dependent child means the Insured's child, stepchild or legally adopted child who: (1) has reached the 15th day of life; and (2) has not reached the first contract anniversary after his or her 25th birthday; and
either (3) just before the contract date of this contract was insured under the earlier contract from which this contract was exchanged or changed; or (4) is acquired by the Insured on or after the date of this contract but before the child's 18th birthday.

We show the amount of term insurance under this benefit on the contract data pages. The insurance on each dependent child's life will end on the earlier of: (1) the end of the day before the first contract anniversary after the child's 25th birthday; and (2) the end of the day before the first contract anniversary after the Insured's 65th birthday.

PAID-UP INSURANCE

Paid-up Insurance on Dependent Children

The Insured might die while this contract is in force and not in default past the last day of the grace period. In this case, any term insurance provided by this benefit on a dependent child's life will become paid-up term insurance.
While this paid-up insurance is in effect, the contract will remain in force.
The paid-up insurance will have cash values but no loan value.

If this benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary. To compute this net cash value, we use the Commissioners 1980 Standard Ordinary Mortality Table. We use
continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

We will usually pay any cash value promptly. But we have the right to postpone paving it for up to six months. If we do so for more than 30 days, we will pay interest at the rate of 3% a year. If we are asked for the values which apply, we will furnish them.

CONVERSION OF INSURANCE ON DEPENDENT CHILDREN

Right to Convert

If the insurance on a dependent child ends as we state in the last paragraph under benefit above, that child may be able to obtain a new contract of life insurance on his or her life, in either this company or The Prudential
Insurance Company of America. In any of these paragraphs, when we use the phrase

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the company we mean whichever of these companies may issue the new contract. It will not be necessary to prove that the child is insurable.

Conditions

The right to obtain a new contract is subject to all these conditions: (1)
The insurance on the child must end while this contract is in force and not in default past the last day of the grace period. (2) The amount of the new contract must meet the minimum as we describe under Contract Specifications. (3)
We must have a written application for the new contract at our Home Office no later than the date the insurance on the child ends.

The new contract will not take effect unless the premium for it is paid while the child is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that the insurance under the new contract took effect on its contract date.

Contract Date

The date of the new contract will be the day after the date the insurance on the dependent child ends.

Contract Specifications

The new contract will be in the standard rating class. We will set the issue age and the premiums for the new contract in accord with our regular rules in use on its contract date.

The contract may be any one of the following:

1. A Life Paid Up at Age 85 plan (Life Paid Up at Age 65 plan if the issue age for the new contract is less than 15 years). In this case the new contract will be issued by The Prudential Insurance Company of America.
Its face amount will be the amount asked for in your request. But it cannot be less than $5,000 or more than five times the amount of insurance on the child's life under this Benefit.

2. A contract like the one to which this Benefit is attached, if Pruco Life
Insurance Company is regularly issuing such contracts at that time. Its face amount will be the amount asked for in your request. But it cannot be less than $50,000 or more than five times the amount of insurance on the child's life under the Benefit.

3. A contract of life insurance of a kind regularly being issued by Pruco
Life Insurance Company at that time for $25,000 or more. Its face amount will be the amount you ask for in your request. But it cannot be less than $25,000 or more than five times the amount of insurance on the child's life under the Benefit.

The new contract will not have Supplementary Benefits other than as we describe in this and in the next paragraph. If the company would include in other contracts like the new contract a benefit for paying premiums in the event of disability, here is what the company will do. Even though this contract does not have such a benefit on the life of that child, the company will put it in the new contract on his or her life. The benefit, if any, in the new contract will be the same one, with the same provisions, that the company puts in other contracts like it on its contract date. In this paragraph, when we use the phrase other contracts like it, we mean contracts the company would regularly issue on the same plan for the same rating class, amount, issue age and sex.

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We will not pay any premium under a new contract unless the disability started on or after its contract date. And we will not pay any premium under a new contract unless it has a benefit for paying premiums in the event of disability. This will be so even if we have paid premiums under this contract.

Changes

If the insurance on a dependent child ends as we state in the last paragraph under benefit above, that child may be able to obtain a new contract of life insurance other than in accord with the requirements we state in this form. But this kind of change may be made only if we consent, and will be subject to conditions and charges that are then determined.

Miscellaneous Provisions

Beneficiary

The word beneficiary where we use it in this contract without qualification means the beneficiary for insurance payable upon the death of the Insured.

Unless we endorse this contract to say otherwise, these two statements will apply: (1) The beneficiary for insurance payable upon the death of a dependent child will be the Insured if living, otherwise the beneficiary for insurance payable upon the death of the Insured. (2) If no such beneficiary is living when insurance under this benefit becomes payable, we will make the payment in one sum to the estate of the later to die of the Insured and such beneficiary.

The beneficiary for insurance payable upon the death of a dependent child may be changed. The request must be in writing and in a form that meets our needs. It will take effect only when we file it at our Home Office; this will be after the contract is sent to us to be endorsed, if we ask for it. Then any previous beneficiary's interest in such insurance will end as of the date of the request. It will end then even if the child is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee of whom we know. When a beneficiary is designated, any relationship shown is to the
Insured, unless otherwise stated.

Reinstatement

If this contract is reinstated, it will not include the insurance that we provide under this benefit on the dependent children unless you give us any facts we need to satisfy us that each child who is to be insured on or within
15 days after the date of reinstatement is insurable for the benefit. If you do not give us the facts we need for any child, the benefit may be reinstated if all the other conditions are met to reinstate the contract. But you must send the contract to us to be endorsed to show that the child is not insured under the benefit.

Contract Value Options

If this contract has a Contract Value Options provision, it will apply only during the Insured's lifetime. Any extended or reduced paid-up insurance that may be described there is on the life of the Insured only.

Contract Loans

If this contract has a Loans provision, we will not consider any contract debt when we determine the amount payable, if any, at the death of a dependent child.

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Incontestability

Except for non-payment of premium, we will not contest this benefit with respect to the insurance on any dependent child's life after it has been in force during the child's lifetime for two years from: (1) the date the level term insurance benefit on dependent children began under the earliest contract;
or, if later, (2) the date of any rider that added the child for coverage under any such earlier contract. But, in any case, if there was a later reinstatement of any such earlier contract, then the two years will start on the date of the most recent reinstatement.

Benefit Premiums and Charges

We show the premiums for this benefit in the contract data pages. From each premium payment, we make the deductions shown on those pages and the balance is the invested premium amount which is added to the contract fund.

The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the contract data pages.

Benefit premiums and monthly charges stop on the earlier of the death of the Insured and the first contract anniversary after the Insured's 65th birthday.

Termination

This benefit will end on the earliest of:

1. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the end of the day before the first contract anniversary after the
Insured's 65th birthday;

3. the date the contract is surrendered under its Cash Value Option, if it has one, or the paid-up insurance, if any, under the benefit is surrendered; and

4. the date the contract ends for any other reason.

Further, if you ask us in writing in the premium period, and we agree, we will cancel the benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

This Supplementary Benefit rider attached to this contract on the Contract
Date

Pruco Life Insurance Company,

By /s/ SPECIMEN
----------------
Secretary

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